SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
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                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                   (Amendment No. 7)*
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                            Loehmann's Holdings, Inc.
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(Name of Issuer)
Common Stock, $.01 par value                      540411501
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(Title of class of securities)                  (CUSIP number)

Todd J. Mason
Alpine Associates, A Limited Partnership
100 Union Avenue, Cresskill, NJ  07626, (201) 871-0866
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(Name, address and telephone number of person authorized to receive notices and communications)

                            April 22, 2004
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(Date of event which requires filing of this statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

    1    NAME OF REPORTING PERSON: Alpine Associates, A Limited
         Partnership

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON: #06-0944931

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: WC, BK, OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey

NUMBER OF SHARES   7    SOLE VOTING POWER:       1,845,100

BENEFICIALLY       8    SHARED VOTING POWER:             0
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:  1,845,100

PERSON WITH       10    SHARED DISPOSITIVE POWER:        0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  1,845,100

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.4%

    14   TYPE OF REPORTING PERSON: PN, BD

    1    NAME OF REPORTING PERSON: Alpine Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:  #22-3528110

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: WC, BK, OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey

NUMBER OF SHARES   7    SOLE VOTING POWER:         246,080

BENEFICIALLY       8    SHARED VOTING POWER:             0
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:    246,080

PERSON WITH       10    SHARED DISPOSITIVE POWER:        0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  246,080

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.7%

14 TYPE OF REPORTING PERSON: PN, BD

    1    NAME OF REPORTING PERSON: Palisades Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON: #13-3456480

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  Delaware

NUMBER OF SHARES   7    SOLE VOTING POWER:          88,548

BENEFICIALLY       8    SHARED VOTING POWER:             0
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:     88,548

PERSON WITH       10    SHARED DISPOSITIVE POWER:        0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  88,548

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.3%

    14   TYPE OF REPORTING PERSON: PN

    1    NAME OF REPORTING PERSON: Alpine Associates Offshore Fund Ltd.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON: #N/A

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  British Virgin Islands

NUMBER OF SHARES   7    SOLE VOTING POWER:          20,390

BENEFICIALLY       8    SHARED VOTING POWER:             0
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:     20,390

PERSON WITH       10    SHARED DISPOSITIVE POWER:        0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  20,390

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.3%

    14   TYPE OF REPORTING PERSON: CO

1.  SECURITY AND ISSUER
    This statement relates to the Common Stock, $.01 par value (the "Stock"),of Loehmann's Holdings, Inc. (the "Company"), the principal executive offices of which are located at 2500 Halsey Street, Bronx, New York 10461.

2.  IDENTITY AND BACKGROUND
    The persons filing this statement are Alpine Associates, A Limited Partnership ("Associates"), a limited partnership organized under the laws of the State of New Jersey; Alpine Partners, L.P. ("Partners"), a limited partnership organized under the laws of the State of New Jersey; Palisades Partners, L.P. ("Palisades"), a limited partnership organized under the laws of the State of Delaware; and Alpine Associates Offshore Fund Ltd. ("Offshore"), a corporation organized under the laws of the British Virgin Islands. (Associates, Partners, Palisades and Offshore together are referred to as "Registrants".) The principal office of each Registrant is located at 100 Union Avenue, Cresskill, New Jersey 07626. The principal business of each Registrant is that of a private investment fund engaging in the purchase and sale of investments for its own account. Eckert Corporation is the sole general partner of Associates and Partners. Victoria Eckert is the President of Eckert Corporation and its sole director. Eckert Corporation is a corporation organized under the laws of the State of Delaware. Its principal business is acting as general partner of Associates and Partners. Ms. Eckert is a citizen of the United States. Her principal occupation is acting as president of Eckert Corporation. Gordon A. Uehling, Jr. is the sole general partner of Palisades. Mr. Uehling is a citizen of the United States. His principal occupation is acting as general partner of Palisades. Robert E. Zoellner ("Mr. Zoellner") and Robert E. Zoellner, Jr. are the sole directors and executive officers of Offshore. Mr. Zoellner and Mr. Zoellner, Jr. are citizens of the United States. Mr. Zoellner's principal occupation is providing investment consulting services to the Registrants. Mr. Zoellner, Jr.'s principal occupation is engaging in the purchase and sale of investments in connection with the Registrants' activities. Mr. Zoellner and Ms. Eckert are married. The business address of all persons and organizations referred to in this paragraph is 100 Union Avenue, Cresskill, NJ 07626. Registrants may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended. Each disclaims beneficial interest in the others' holdings. During the last five years, none of the above named persons has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.  SOURCE AND AMOUNT OF FUNDS
    Associates and Partners received 179,564 shares of Stock and 26,036 shares of Stock, respectively, pursuant to the bankruptcy reorganization of Loehmann's Inc., in exchange for certain senior notes of Loehmann's Inc. held by Associates and Partners. Subsequently totals of $6,723,751, $861,990, $1,172,010 and $313,338 have been used by Associates, Partners, Palisades and Offshore, respectively, to purchase shares of Stock. Associates and Partners also received a further distribution of 6,815 shares of Stock and 989 shares of Stock, respectively, in February, 2002 pursuant to such reorganization. The funds for such purchases have been obtained from working capital, which may at any given time include funds borrowed in the ordinary course of business from margin accounts. It is expected that additional purchases of Stock (if any) will be financed in the same manner.

4.  PURPOSE OF TRANSACTION
    Registrants hold the Stock for investment, in the ordinary course of their businesses. In the future Registrants may, in the ordinary course of their businesses, make additional purchases and/or sales of the Stock. Except as set forth above or in Item 6 below, Registrants have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

5.  INTEREST IN SECURITIES OF THE ISSUER
    (a) Associates owns 1,845,100 shares of the Stock. Partners owns 246,080 shares of the Stock. Palisades owns 88,548 shares of the Stock. Offshore owns 20,390 shares of the Stock. Registrants believe, based on the Agreement and Plan of Merger (the "Merger Agreement") dated as of April 22, 2004, to which the Company is a party, that a total of 6,729,236 shares of the Stock are outstanding, so that the shares owned by Associates, Partners, Palisades and Offshore represent approximately 27.4%, 3.7%, 1.3% and 0.3%, respectively, of the total outstanding shares. Certain employees of an affiliate of the Registrants own 94,784 shares of Stock. Registrants disclaim beneficial interest in such shares.
    (b) Each Registrant has sole power to vote and dispose of the Stock held by it.
    (c)  Not applicable.
    (d)  Not applicable.
    (e)  Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
    In connection with the Merger Agreement, Registrants have entered into a Voting Agreement dated as of April 22, 2004, pursuant to which Registrants have agreed to vote their shares in favor of the merger contemplated by the Merger Agreement, subject to the terms of such Voting Agreement. A copy of such Voting Agreement is filed as Exhibit 2 hereto, and is incorporated by reference as if set forth in its entirety herein. Except as set forth above, neither Associates, Partners, Palisades, Offshore nor any of the other persons referred to in Item 2 above has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

7.  EXHIBITS
    Exhibit 1 - Joint Filing Agreement
    Exhibit 2 - Voting Agreement
                                    SCHEDULE 13-D
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After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                    ALPINE ASSOCIATES,
                                   A LIMITED PARTNERSHIP
                                By: Eckert Corporation, General Partner


                                By:  /S/TODD MASON
                                  --------------------------
                                   Todd Mason



DATED:  April 28, 2004

                                    SCHEDULE 13-D
                                    -------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                    ALPINE PARTNERS, L.P.
                                By: Eckert Corporation, General Partner


                                By:  /S/TODD MASON
                                  --------------------------
                                   Todd Mason


DATED:  April 28, 2004



                                    SCHEDULE 13-D
                                    -------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                    PALISADES PARTNERS, L.P.



                                By:  /S/TODD MASON
                                  --------------------------
                                   Todd Mason



DATED:  April 28, 2004



                                    SCHEDULE 13-D
                                    -------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                    ALPINE ASSOCIATES OFFSHORE FUND LTD.


                                By:  /S/TODD MASON
                                  --------------------------
                                   Todd Mason



DATED:  April 28, 2004